SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OWENS CORNING

SAVINGS AND SECURITY PLAN

OWENS CORNING

One Owens Corning Parkway

Toledo, Ohio 43659

Commission File No. 1-33100

Owens Corning Savings and Security Plan

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Owens Corning Savings and Security Plan

We have audited the accompanying statement of net assets available for plan benefits of Owens Corning Savings and Security Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for plan benefits of the Plan for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Toledo, Ohio

June 24, 2009

Owens Corning Savings and Security Plan

Statement of Net Assets Available for Plan Benefits

	December 31
	2008	2007
Assets
Investments - Participant directed (Note 3):
Mutual funds	$130,549,427	$169,047,462
Common collective trust fund	9,995,146	10,531,405
Company common stock and warrants	272,870	187,343
Loans to participants (Note 4)	9,570,864	9,250,606

Total investments	150,388,307	189,016,816

Other assets	2,479	—

Total assets	150,390,786	189,016,816

Liabilities - Due to participants	2,312	2,330

Net Assets Available for Plan Benefits at Fair Value	150,388,474	189,014,486

Adjustments from Fair Value to Contract Value for Interest in Common Collective Trust Funds Relating to Fully Benefit-responsive Investment Contracts	539,158	114,450

Net Assets Available for Plan Benefits	$150,927,632	$189,128,936

See Notes to Financial Statements.	2

Owens Corning Savings and Security Plan

Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31
	2008	2007
Additions to Net Assets Available for Plan Benefits
Investment income (loss):
Dividends and interest	$6,836,844	$12,198,292
Interest on loans to participants	650,693	640,656
Net (depreciation) appreciation in fair value of investments (Note 2)	(48,800,612)	740,537

Total investment (loss) income	(41,313,075)	13,579,485

Contributions:
Participants	16,502,080	19,137,613
Owens Corning	9,767,823	11,711,831

Total contributions	26,269,903	30,849,444

Transfers in	604,598	504,949

Total additions - Net	(14,438,574)	44,933,878

Deductions from Net Assets Available for Plan Benefits
Distributions to participants	(22,170,297)	(33,123,926)
Transfers out	(1,396,365)	(1,603,441)
Administrative expenses	(196,068)	(259,820)

Total deductions	(23,762,730)	(34,987,187)

Net (Decrease) Increase	(38,201,304)	9,946,691

Net Assets Available for Plan Benefits
Beginning of year	189,128,936	179,182,245

End of year	$150,927,632	$189,128,936

See Notes to Financial Statements.	3

Owens Corning Savings and Security Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 - Summary of Significant Provisions of the Plan and Accounting Policies

Operations of the Plan – Owens Corning Savings and Security Plan (the “Plan”) principally benefits designated groups of hourly employees of Owens Corning and certain subsidiaries (collectively, the “Company”). An eligible employee may elect to enroll in the Plan at any time.

Fidelity Management Trust Company (the “Trustee”) is the trustee as defined by the Plan and the Company is the plan sponsor.

Administrative expenses of the Plan are charged to the Plan and include professional fees and other administrative expenses.

Subsequent to the Company’s emergence from Chapter 11 bankruptcy proceedings on October 31, 2006, the Plan did not permit new investments in Company common stock and all shares of common stock in the Company’s common stock fund were cancelled on October 31, 2006. Participants who, as of that date, had amounts invested in the Company’s common stock fund in their accounts were allowed to elect to transfer such common stock to any other investment fund or receive warrants to purchase shares of the reorganized Company. However, effective November 6, 2007, the plan was amended to allow for new investments to be invested in Company common stock.

Plan investment elections include investments managed primarily by Fidelity Investments and Company stock and warrants. Therefore, these transactions qualify as permitted party-in-interest transactions.

The following descriptions of the Plan provide only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

Plan Contributions - Participants may elect to contribute from 1 percent to 50 percent of their base pay and eligible incentive pay to the Plan. Participants may designate all or a portion of their contributions as deferred income up to the maximum allowed by federal law, pursuant to Section 401(k) of the Internal Revenue Code. These contributions are not subject to federal income tax until such amounts are distributed to the participants. Participants may also elect to make after-tax contributions to the Plan. The Plan requires remittance of participant contributions to the Trustee when deducted from participants’ paychecks.

The Plan may provide a retirement contribution equal to a specified percentage of eligible pay (which percentage varies by employee group) for participants who work at a plant or business unit where a defined benefit pension plan is not available. There were no contributions of this type made during December 31, 2008 and 2007.

Owens Corning Savings and Security Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 - Summary of Significant Provisions of the Plan and Accounting Policies (Continued)

The Company matches 100 percent of participants’ contributions up to 5 percent of eligible compensation deferred, at most locations. At most remaining locations, the Company matches 50 percent of all participants’ contributions up to 5 percent of eligible compensation deferred. The Company may match participant contributions at various negotiated rates at certain other locations. All Company contributions are invested according to the participant’s elections at the time of the contribution; if a participant has no election on file, effective November 1, 2007, the contributions are invested in the age-based life style Fidelity Freedom Fund. Prior to November 1, 2007, such contributions were invested in the Fidelity Managed Income Portfolio.

Included in participant contributions for the years ended December 31, 2008 and 2007 in the accompanying financial statements is $439,022 and $1,472,162, respectively, of rollovers from other plans.

Allocation of Contributions - Participant contributions and Company-matching contributions are allocated to individual participant accounts each pay period. Discretionary company contributions are allocated to participant accounts based upon a specified percentage of an employee’s compensation. Each participant’s account is adjusted on each business day to reflect the fair market value of the investment funds in which the account is invested.

Plan Investment Options - Participants elect to have their contributions invested in 1 percent increments among the investment funds made available under the Plan. Participants may change their investment options and contribution rate on a daily basis and redistribute their account balances daily. Participants may discontinue their contributions to the Plan at any time. The Trustee, at its sole discretion subject to the provisions in the trust agreement, may hold any portion of any contribution in cash, which it considers necessary to meet anticipated disbursements.

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis.

The Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1,

Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contributions Health and Welfare and Pension Plans, requires the Statement of Net Assets Available for Plan Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit- responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the Statement of Changes in Net Assets Available for Plan Benefits.

Owens Corning Savings and Security Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 - Summary of Significant Provisions of the Plan and Accounting Policies (Continued)

Investment Valuation - The Plan’s investments are stated at fair value, except for its common collective trust fund, which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Investments in mutual funds are recorded on quoted market prices. The fair value of the Plan’s investments in Owens Corning common stock and warrants is based on the New York Stock Exchange closing market prices. Participant loans are stated at their outstanding balances, which approximates fair value.

Benefit Payments - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Internal Revenue Service has issued a determination letter dated April 8, 2004, stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the “Code”) and that the trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for federal tax purposes that portion of their contributions so designated, subject to certain limitations, until such time as it is withdrawn from the Plan. The Plan has been amended since the determination letter was issued. Management believes that the amendments do not change the Plan’s status for meeting the requirements of Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation.

Proceedings in the Event of Plan Termination - Although the Company has not expressed any intent to do so, it has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the plan accounts of each participant, if not previously vested, would become fully vested. Participants would, in accordance with the terms of the Plan, receive a distribution of their account balances, including their contributions to the Plan and Company contributions to the Plan on their behalf and the earnings on those contributions.

Owens Corning Savings and Security Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 2 - Realized Gains and Losses and Unrealized Appreciation and Depreciation

Purchases and sales of investments are reflected on a trade-date basis. Realized gains and losses are calculated using the average historical cost of investments. Unrealized appreciation (depreciation) represents the change in cumulative unrealized appreciation (depreciation) on investments since the beginning of the year.

During 2008 and 2007, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated by $48,800,612 in 2008 and appreciated by $740,537 in 2007, as follows:

	2008	2007
Net (depreciation) appreciation in fair value of investments:
Mutual funds	$(48,699,976)	$931,593
Company common stock and warrants	(100,636)	(191,056)

Total	$(48,800,612)	$740,537

Note 3 - Significant Plan Investments

The following presents investments that represent five percent or more of the net assets available for plan benefits at December 31, 2008:

Fidelity Retirement Money Market Portfolio	$55,164,907
Fidelity Low-Priced Stock Fund	14,536,591
Fidelity Managed Income Portfolio	10,534,304

The following presents investments that represent five percent or more of net assets available for plan benefits at December 31, 2007:

Fidelity Retirement Money Market Portfolio	$51,691,771
Fidelity Low-Priced Stock Fund	25,086,117
Fidelity Diversified International Fund	11,690,561
Spartan U.S. Equity Index Fund - Fidelity Advantage Class	10,730,506
Fidelity Managed Income Portfolio	10,645,855
Fidelity Blue Chip Growth Fund	9,689,363
Fidelity Puritan Fund	9,651,291

Owens Corning Savings and Security Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 4 - Loans

Loans may be made from the Plan to active participants. The total amount a participant may borrow is the lesser of $50,000 or 50 percent of his or her total vested account balance, limited to the total of contributions designated as before tax and related earnings. The minimum amount available for a loan is $1,000. The total amount a participant may borrow is reduced by the highest outstanding loan balance in the prior one-year period.

Loans advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect on the last business day of the month prior to the employee’s loan application.

A loan can be requested for any reason. Under the Plan’s terms, a borrower has from one to five years to repay the loan. Loans transferred into the Plan from other plans are continued under the same terms applicable to the loan when it originated. Some of these transferred loans may have a repayment term that is longer than five years. Repayments of principal and interest are invested in the same manner as the participant’s contributions.

Note 5 - Vesting, Forfeitures, and Distributions

At a majority of locations, participants become 100 percent vested in Company contributions and earnings thereon after five years of completed service at a rate of 20 percent per year. At most remaining locations, participants become 100 percent vested after three years of completed service. Such amounts also become fully vested upon termination of the participant’s employment due to retirement, disability, or death, involuntary termination of the participant’s employment (other than for cause), termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan. Employees are always 100 percent vested in participant contributions.

Such vested contributions and earnings thereon are automatically distributable upon attaining 70  1/2 years of age or death, whichever is earlier. If termination of employment occurs for any reason other than attaining 70  1/2 years of age or death, the participant’s account will become distributable at 70  1/2 years of age or death unless an election for immediate distribution is filed with the plan administrator within 90 days of termination.

Participants may make certain withdrawals from their accounts. After-tax contributions and the related earnings are eligible for withdrawal up to two times each calendar year, once between January 1 and June 30 of the year and again between July 1 and December 31 of the year. Participants who have attained age 65 and are fully vested may make withdrawals of Company contributions during the same periods.

No other withdrawals of Company contributions can be made during employment. Participants aged 59- 1/2, or older, may withdraw all or a portion of their before-tax contributions and earnings up to two times each calendar year on the same dates as discussed above. Otherwise, before-tax contributions may be withdrawn only under serious financial hardship. Earnings credited to the before-tax contributions before 1989, if any, are available for withdrawal only if participants can show evidence of a serious financial hardship.

Owens Corning Savings and Security Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 5 - Vesting, Forfeitures, and Distributions (Continued)

Company contributions and earnings thereon subsequent to December 30, 1989 cannot be withdrawn by participants, even if vested, unless terminated, retired, 65 years of age, or deceased. Participants who voluntarily terminate or are terminated for cause will forfeit the nonvested portion of the Company contributions and related earnings. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value of the underlying investments forfeited by employees withdrawing from the Plan was $294,153 and $491,907 in the years ended December 31, 2008 and 2007, respectively. The forfeited amounts were used to reduce Company contributions for the years ended December 31, 2008 and 2007.

Note 6 - Risks and Uncertainties

The Plan’s invested assets consist of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the inherent risk associated with investment securities and the uncertainty related to changes in the value of investment securities, it is at least reasonably possible that the exposure to these various risks and uncertainties in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and Statement of Changes in Net Assets Available for Plan Benefits.

Note 7 - Fair Value

As of January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS 157 are effective prospectively for periods beginning January 1, 2008 for financial assets. The implementation of the provisions of SFAS 157 for financial assets as of January 1, 2008 did not have a material impact on the Plan’s financial statements.

SFAS 157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Owens Corning Savings and Security Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 7 - Fair Value (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets Measured at Fair Value on a Recurring Basis at December 31, 2008

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008
Assets
Mutual funds	$130,549,427	$—	$—	$130,549,427
Company common stock and warrants	272,870	—	—	272,870
Common collective trust fund	—	9,995,146	—	9,995,146
Loans to participants	—	—	9,570,864	9,570,864

Total Assets at Fair Value	$130,822,297	$9,995,146	$9,570,864	$150,388,307

The following table sets forth a summary of the changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2008.

Loans to Participants
Balance at December 31, 2007	$9,250,606

Purchases, sales, issuances, and settlements - Net	320,258

Balance at December 31, 2008	$9,570,864

Owens Corning Savings and Security Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 34-4323452, Plan 004

December 31, 2008

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investments	(d) Cost	(e) Current Value
	Mutual funds:
Fidelity **	Retirement Money Market Portfolio	*	$55,164,907
	Low-Priced Stock Fund	*	14,536,591
	Blue Chip Growth Fund	*	5,704,942
	Spartan U.S. Equity Index Fund - Fidelity Advantage Class	*	6,116,656
	Puritan Fund	*	5,946,588
	Diversified International Fund	*	5,945,822
	Growth & Income Portfolio	*	3,017,271
	Growth Company Fund	*	4,739,568
	Investment Grade Bond Fund	*	2,606,392
	Aggressive Growth Fund	*	706,290
	Freedom 2020 Fund	*	3,273,369
	Freedom 2010 Fund	*	1,662,818
	U.S. Bond Index Fund	*	2,624,530
	Freedom 2030 Fund	*	2,052,069
	Spartan Extended Market Index Fund - Fidelity Advantage Class	*	514,229
	Freedom 2040 Fund	*	1,273,389
	Contrafund	*	2,332,342
	Freedom Income Fund	*	392,813
	Freedom 2000 Fund	*	176,057
	Freedom 2005 Fund	*	37,776
	Freedom 2015 Fund	*	560,970
	Freedom 2025 Fund	*	910,323
	Freedom 2035 Fund	*	949,511
	Freedom 2045 Fund	*	628,378
	Freedom 2050 Fund	*	440,305
American Beacon	Large Cap Value Inv CL	*	588,395
Ariel Capital Mgmt	Ariel Fund	*	176,669
Columbia Mgmt	Columbia Acorn USA Fund Z	*	532,782
Goldman Sachs	Mid Cap Value CL A	*	321,154
Lazard	Emerging Markets Equity Instl CL	*	3,469,702
Munder Funds	MidCap Core Growth Fund Class Y	*	1,232,388
Neuberger Berman	International Trust CL	*	469,824
Wells Fargo	Small Cap Value Fund Class Z	*	1,444,607
Fidelity **	Common collective trust fund - Managed Income Portfolio	*	10,534,304
Owens Corning **	Company common stock	*	241,134
Owens Corning **	Company common stock - Warrant Fund	*	31,736
Participants	Loans to participants (interest rates ranging from 4.0 percent to 9.5 percent; maturity dates ranging from 2009 to 2014)		9,570,864

	Total investments		$150,927,465

*	Cost information not required
**	Represents party in interest

Schedule 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

OWENS CORNING SAVINGS AND SECURITY PLAN

By:	/s/ Richard C. Tober
Richard C. Tober
Plan Administrator

Dated: June 29, 2009